EXHIBIT 99.3

ETABLISSEMENTS DELHAIZE FRERES ET Cie “LE LION”

Société Anonyme, rue Osseghem, 53 at Molenbeek-Saint-Jean

Registered with the Trade Register of Brussels under the number 8831

V.A.T. N° BE 402.206.045

The shareholders are kindly requested to attend the Ordinary General Meeting of our Company that will be held on Thursday, May 23, 2002, at 3:00 p.m. at the registered offices of the Company, rue Osseghem 53 in Molenbeek-Saint-Jean with the following agenda :

1.	Management report of the Board of Directors on the financial year ended December 31, 2001.

2.	Report of the Statutory Auditor on the financial year ended December 31, 2001.

3.	Approval of the annual accounts as of December 31, 2001.

Proposed resolution : approve the annual accounts as of December 31, 2001, including the allocation of profits referred to therein, and the payment of a gross dividend of EUR 1.44 per share.

4.	Discharge of liability of the Directors.

Proposed resolution : approve the discharge of liability of the Directors for the financial year ended December 31, 2001.

5.	Discharge of liability of the Statutory Auditor.

Proposed resolution : approve the discharge of liability of the Statutory Auditor for the financial year ended December 31, 2001.

6.	Resignation and appointment of Directors.

6.1	Proposed resolution : take knowledge of the resignation of Mr. Raymond-Max Boon in his capacity of Director with effect at the end of this meeting.

6.2	Proposed resolution : renew the mandate of Mr. Philippe Stroobant as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

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6.3	Proposed resolution : renew the mandate of Mr. Roger Boin as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

6.4	Proposed resolution : appoint Count Arnoud de Pret Roose de Calesberg as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

7.	Renewal of the mandate of the Statutory Auditor.

Proposed resolution : renew the mandate of Deloitte & Touche Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, as Statutory Auditor, represented by Mr. James Fulton, auditor or, in the event of inability of the latter, by any other partner of the Statutory Auditor agreed upon by the Company, for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004, and approve the yearly fees of the Statutory Auditor amounting to EUR 126,500.

8.	Approval of the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” granting to its beneficiaries the right to acquire American Depositary Receipts (ADRs) of the Company.[1]

Proposed resolution : to the extent required, approve the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” granting to its beneficiaries the right to acquire American Depositary Receipts (ADRs) of the Company.

9.	Pursuant to Article 556 of the Company Code, approval of any provision provided or to be provided in the stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001, the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” and in any other stock option plan that the Company may approve in the future, including the stock option plan that the Company should approve in June 2002, granting to the beneficiaries of these stock option plans the right to acquire prematurely shares of the Company or American Depositary Receipts (ADRs) of the Company in the event of a change of control over the Company, and any provision to the same effect provided, or that may be provided, in any agreement entered into between the Company and beneficiaries of any of the above-mentioned stock option plans. [2]

Proposed resolution : to the extent required, approve, pursuant to Article 556 of the Company Code, any provision provided or to be provided in the stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001, the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” and in any other stock option plan that the Company may approve in the future, including the stock option plan that the Company should approve in

1 The approval by the shareholders of the Company is required under U.S. law to allow the beneficiaries of this stock option plan to benefit from a favorable tax treatment in the U.S.

2 The stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001 and the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” can be found in English, French and Dutch between April 26 and May 24, 2002 on the Website of the Company at . A copy of these stock option plans can also be obtained free of charge by written request addressed to the registered offices of the Company during the same period.

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June 2002, granting to the beneficiaries of these stock option plans the right to acquire prematurely shares of the Company or American Depositary Receipts (ADRs) of the Company in the event of a change of control over the Company, and any provision to the same effect provided, or that may be provided, in any agreement entered into between the Company and beneficiaries of any of the above-mentioned stock option plans.

In order to attend the Ordinary General Meeting, the shareholders or their representatives must comply with Articles 30 and 31 of the Articles of Association.

The bearer shares must be deposited at the latest four business days prior to the meeting, i.e., on May 16, 2002 at the latest :

•	at the registered offices of the Company; or

•	at the offices of Banque Artesia, B.B.L., Fortis Banque, K.B.C. or Banque Degroof.

Shareholders may be represented by proxy holders at the Ordinary General Meeting. The executed originals of the proxies must be delivered to the Company or to one of the banks above-mentioned on May 16, 2002 at the latest, and the proxies must be in the form approved by the Company. The form of proxy approved by the Company may be obtained at the above-mentioned places.

In order to attend the meeting, individuals acting as shareholders or proxy holders must evidence their identity and powers, and representatives of corporations must deliver the documents evidencing their capacity of corporate representatives or special proxy holders to the Company, at the beginning of the meeting at the latest.

Shareholders may review the 2001 Annual Report of the Company during business hours at the registered offices of the Company and at the banks above-mentioned as from May 8, 2002. The 2001 Annual Report of the Company can also be found on the Website of the Company at http://www.delhaizegroup.com.

The Board of Directors

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